UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2007

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa S.A.
(Translation of Registrant's name into English)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

For further information, please contact:	Investor Relations (56 2) 350 6038 investor.relations@masisa.com Internet: www.masisa.com

PRESS RELEASE

MASISA S.A. POSTS Q1 2007 FINANCIAL RESULTS

Santiago, Chile, April 27, 2007 - MASISA S.A. (NYSE: MYS) (hereinafter referred to as “Masisa” or “the Company”), a leading wood board for furniture manufacturing and marketing company in Latin America, today posted its consolidated financial statements for the first quarter of 2007.

Q1’07 HIGHLIGHTS

•
Sales in the first quarter of 2007 were 1.9% up on the same period of 2006, amounting to US$216.5 million, driven by higher prices of wood boards for furniture (MDF and PB), which offset the lower sales of OSB[1] and of solid wood products.

•	The gross margin on sales improved, increasing from 22.3% to 24.7% compared with the same quarter in 2006, mainly driven by the Company’s ability to transfer its cost increases to prices.
•
Sales and administrative expenses increased in the first quarter of 2007, accounting for 14.2% of sales, which was slightly lower on the first quarter of 2006 when they accounted for 13.2% of sales. This was mainly due to higher sales expenses for re-routing two shipments of sawn lumber from Mexico to other markets in Central America.

•
Operating income increased by 17.6% on the same quarter in 2006, amounting to US$22.7 million, boosted by a higher sales margin (on account of the successful commercial efforts), thus offseting the higher sales and administrative expenses.

•	First quarter net income was US$3.2 million, which was a 177.3% increase on the same quarter in 2006.
•
The Company had a suitable operating performance, which was reflected by an operating working capital to sales ratio of 34.6% in the first quarter of 2007, thus exhibiting an improvement when compared with the first quarter of 2006 when it was 35.5%.

•
As part of its strategic plan, in the US market Masisa has decided to focus on its commercial activities. This is why the MDF mouldings plant in Charleston was closed down in February, 2007 (capacity of 36,000 m3 a year). The Company deems this decision will generate annual cost savings of at least US$3.0 million, excluding the 2007 restructuring costs. The production line will be fully or partially relocated in Chile.

	Quarter ended
	Mar 31st,	Jun 30th,	Sep 30th,	Dec 31st,	Mar 31st,
	2006	2006	2006	2006	2007
	(in millions of US$, except per share information in %)

Sales	212.6	218.2	233.0	222.7	216.5
Gross margin	47.3	48.2	58.1	53.9	53.5
% over sales (2)	22.3%	22.1%	24.9%	24.2%	24.7%
Selling and Administrative Expenses	(28.1)	(30.1)	(30.1)	(35.8)	(30.8)
% over sales (2)	-13.2%	-13.8%	-12.9%	-16.1%	-14.2%
Operating Income	19.3	18.1	28.0	18.1	22.7
EBITDA(3)	38.3	35.2	44.9	35.4	39.0
Net Income for the Period	1.2	4.1	13.8	10.4	3.2
Earnings per Share (US$)	0.0002	0.0007	0.0024	0.0018	0.0006
Earnings per ADS (US$) (1)	0.01	0.04	0.12	0.09	0.03
(1): An ADS equals 50 common shares.
(2): As % of Sales for the quarter.
(3): EBITDA represents Operating Income + Depreciation + Amortization + Depletion.

1 Oriented Strand Board
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INDEX

Q1’07 HIGHLIGHTS	1
FINANCIAL OVERVIEW	1

INDEX	2

CONSOLIDATED INCOME STATEMENT	3
NET SALES	3
OPERATING INCOME	6
EBITDA	8
NON-OPERATING INCOME	8
NET INCOME	9

CONSOLIDATED BALANCE SHEET	10
ASSETS	10
LIABILITIES	10
SHAREHOLDERS' EQUITY	11

FINANCIAL OVERVIEW (TABLES)	12
FIRST QUARTER AT MARCH 2007	12
ACCUMULATED AT FIRST QUARTER OF 2007	12
BREAKDOWN BY GEOGRAPHICAL SEGMENT (US$)	13
SALES BY COUNTRY (%)	14
SALES BY PRODUCT (US$ and M3)	15
BREAKDOWN OF PRODUCTION COSTS	16

CONSOLIDATED FINANCIAL STATEMENTS	17
STATEMENT OF INCOME AT MARCH 2007	17
BALANCE SHEET AT MARCH 2007	18
STATEMENT OF CASH FLOW AT MARCH 2007	20
CASH FLOW-NET INCOME RECONCILIATION	21

FORECASTS AND ESTIMATES	22

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CONSOLIDATED INCOME STATEMENT

NET SALES

Q1’07 versus Q1’06
The Company had sales of US$216.5 million in the first quarter of 2007, thus representing a US$3.9 million (+1.9%) increase on the first quarter of 2006.

The following are the main factors explaining this sales increase in the first quarter of 2007 compared with the same quarter in 2006:

Boards
•
MDF board sales were up US$13.3 million (+18.2%), mainly driven by the price increase across all markets (consolidated increase of 26.0%), which offset the lower sales volume in the period (6.2% drop). This lower sales volume in the first quarter of 2007 is largely explained by the lower sales to moulding producers in Chile and tougher competition in Mexico for MDF from the USA (due to the slowdown of the real estate market in the United States, some producers have re-routed their production to Mexico). Venezuela had a strong performance with a 94.2% increase in MDF sales amounting to US$18.7 million in the period, and so did Brazil with a 22.3% increase in sales amounting to US$32.6 million.

•
Particleboard (PB) sales were also up, and increased by US$4.2 million (+9.5%), largely due to a 16.2% price increase (equivalent to US$7.2 million), on account of a price increase across most of the markets, mainly in Venezuela, Peru, Chile and Argentina with rises of 33.6%, 25.5%, 11.9% and 9.0%, respectively, which offset the lower volumes sold (-5.7%). The lower volume of PB sales is essentially explained by (i) the lower production in Chile due to maintenance at the Mapal plant, which was carried out in the first quarter of 2007, (ii) lower demand from industrial clients in Chile (9.5% drop in the total PB sales volume in Chile) and (iii) tougher competition in the Colombian market, where one of the Company’s main competitors in the region marketed ultra light melamine MDF with large discounts, and this product competes directly with particleboards (25.8% drop in the total PB sales volume in Colombia). We deem this commercial situation in Colombia to be temporary.

•
OSB board sales fell US$6.4 million (-38.7%), which is mainly explained by the end of OSB exports from Brazil to the United States (they plunged 99.3% in volume). Due to the adverse demand conditions in the United States, OSB exports from Brazil to the United States are no longer attractive in commercial terms. OSB sales have been re-routed from the United States, mainly to Brazil, which accounted for 46.5% of the total OSB sales in the first quarter, which was a 43.3% increase in the total sales in that market compared with the first quarter of 2006 amounting to US$4.7 million. There were higher OSB sales in Venezuela and Argentina, with increases of US$0.8 million and US$0.4 million, respectively, which reflects the commercial endeavors to open up new markets.

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Solid Wood
•
Sales of fingerjoint mouldings were down US$3.3 million (-15.0%), mainly due to a 9.7% drop in volume in the United States, along with a 5.8% price decrease. Sales of MDF mouldings were down US$2.4 million (-17.7%), due to a 28.8% drop in the volume sold in the United States, which could not be offset by an 11.7% price increase in that market. The drop in the sales volume of MDF mouldings is part of the Company’s commercial strategy to focus on the profitability of its exports, thereby sacrificing volume. This volume was marketed as boards in Latin American markets, where demand remains strong for these products.

•
Drop in sales of solid wood doors of US$0.6 million (-6.9%), explained by a 15.0% decrease in the volume sold, which was not fully offset by a 9.6% price increase. Such drop in the sales volume was due to inventories corresponding to 2005 production being sold in 2006. Door production rates have remained steady in 2007 compared with the first quarter of 2006. The price increase is mainly explained by the better product mix marketed (new models of doors have been developed with better market prices) and by the more aggressive commercial strategy (diversification of distribution channels and price increases).

•
Sawn lumber sales plummeted US$4.8 million (-25.3%), which is explained by a 32.4% drop in volume, which could not be fully offset by a 10.4% price increase. This drop is mainly explained by the lower green sawn lumber exports to Mexico, which have had to stop due to regulatory changes. Green lumber can now no longer be exported to Mexico, and the Company has therefore partially and increasingly replaced such exports with dry lumber. In fact, March exports increased by 57.2% when compared to those of February, totaling 14,143 cubic meters. Another reason for the lower sales volume was the lower availability of saw logs in Venezuela.

Forestry
•	Higher saw log sales of US$1.0 million (+9.6%), due to a 12.3% price increase that offset a 2.4% drop in volume.

Q1’07 versus Q4’06
The Company had sales of US$216.5 million in the first quarter of 2007, which were US$6.1 million (-2.8%) down on the fourth quarter of 2006.

The following were the main changes in sales in the first quarter of 2007 compared with the last quarter of 2006:

Boards
•
MDF sales were relatively stable, falling slightly by US$1.5 million (-1.7%). This decrease is largely explained by the lower sales volumes in the period (-6.8%), which could not be fully offset by price increases (+5.5%). The drop in the consolidated volume is mainly explained by lower sales to moulding producers in Chile (14.3% drop in the MDF sales volume in Chile), by a certain degree of seasonality affecting countries in South America and by a production stoppage in Venezuela, where the sales volume dipped 7.8%. The greater MDF availability in Chile, due to the lower demand from moulding producers, was re-routed via exports to markets in Peru, Colombia and Mexico.

•
Particleboard (PB) sales also remained relatively stable with a slight drop of US$0.3 million (-0.6%). This is explained by a lower consolidated volume (-5.9%), which was virtually fully offset by price rises (+5.6%). The volume decrease is explained by declining sales in Chile due to lower sales to industrial customers and the maintenance stoppage at the Mapal plant, along with a certain degree of seasonality affecting markets in South America.

•
OSB sales were up US$1.7 million (+19.7%), which is mainly explained by higher prices (+5.6%) and volumes (+13.3%). Due to the adverse demand conditions in the United States, OSB exports from Brazil to the United States are no longer attractive in commercial terms. OSB sales have been re-routed mainly to Brazil, which accounted for 46.5% of the total OSB sales in the first quarter, which was a 6.0% increase in the total sales in that market compared with the fourth quarter of 2006 amounting to US$4.7 million. There were higher OSB sales in Venezuela and Argentina, with increases of US$0.4 million and US$0.2 million, respectively, reflecting the commercial endeavors to open up new markets.

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Solid Wood
•
The US$5.6 million (-33.2%) decrease in sales of MDF mouldings is the main reason for the decrease in consolidated sales, mainly on account of the sales volume plummeting 28.7% in the US market. This is explained by prices remaining relatively high. This has been part of the Company’s commercial strategy to focus on maintaining export margins at attractive levels, thereby sacrificing volume. This volume was sold as boards in the different markets in Latin America. Sales of fingerjoint mouldings fell US$1.2 million, mainly due to lower prices (-17.0%) in the United States, due to the slowdown in the construction industry. Nevertheless, there was an increase in the sales volume (+13.2%).

•
There were lower sales of solid wood doors of US$2.2 million (-20.9%), due to a drop in the sales volume in the United States (-22.7%), which could not be offset by a price increase in that market (+1.3%). The lower volume in the first quarter of 2007 is explained by the fact that the comparative base is relatively high due to greater sales made in December 2006 on account of the clearing of inventories and the shutdown of the Chillán door plant in Chile for maintenance.

•	Sawn lumber had a stable level of sales, which only increased by US$0.1 million (+0.8%).

Forestry
•	Higher saw log sales of US$0.2 million (+1.9%), due to a 4.2% price increase, offset in part by a 2.3% drop in volume.

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OPERATING INCOME

Q1’07 versus Q1’06
The operating income amounted to US$22.7 million in the first quarter of 2007, which was an increase of US$3.4 million (+17.6%) on the first quarter of 2006.

The consolidated gross margin was US$53.5 million in the first quarter of 2007, which was an increase of US$6.1 million (+12.9%) on the same quarter of the previous year. As a percentage of the Company’s total sales, the gross margin was higher, increasing from 22.3% in the first quarter of 2006 to 24.6% in the first quarter of 2007.

The following are the main factors explaining this higher operating income in the first quarter of 2007 compared with the same quarter in 2006:

Boards
•
Higher MDF and PB prices (26.0% and 16.2%, respectively), which offset the lower volume of these same products (-6.2% and -5.7%, respectively) and offset the generally difficult price and volume scenario of the solid wood and OSB business, due to the slowdown in the construction industry in the United States along with cost pressures during the period, mainly resins and power, which jointly account for approximately 43.8% of the total consolidated board manufacturing cost. The Company was able to transfer such cost pressures to prices, which has enabled it to recover its consolidated gross margin as a percentage of the total consolidated sales.

Solid Wood
•
Drop in sales of all the solid wood products (MDF mouldings, fingerjoint mouldings, solid wood doors and sawn lumber). It should be highlighted that the Company raised the prices of (i) its MDF mouldings in 2006, and has in part maintained such prices in 2007 and (ii) of its solid wood doors to improve its margins of these lines and address, albeit partially, the tough scenario of the construction sector in the United States, which is Masisa’s main solid wood product market. Despite the Company’s commercial efforts, cost pressures related to an increase in the price of wood, greater logistical costs due to the higher oil price, the appreciation of the Brazilian real and the Chilean peso, and US$ 1.0 million in non recurring costs related to the closure of the Charleston plant (i.e. inventory write-offs and headcount reduction expenses), have reduced the Solid Wood Business Unit’s contribution to the Company’s operating margin.

The sales and administrative expenses to sales ratio increased slightly, up from 13.2% in the first quarter of 2006 to 14.2% in the first quarter of 2007.

Sales and administrative expenses amounted to US$30.8 million, and were US$2.7 million (+9.7%) higher than the first quarter of the previous year. The increase in sales and administrative expenses in the first quarter of 2007 are mainly explained by higher non-recurrent commercial expenses of re-routing two sawn lumber shipments from Mexico to other markets in Central America (US$1.1 million).

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Q1’07 versus Q4’06
The Company’s operating income amounted to US$22.7 million in the first quarter of 2007, which was an increase of US$4.5 million (+24.9%) on the fourth quarter of 2006.

The consolidated gross margin was US$53.5 million in the first quarter of 2007, which was a decrease of US$0.4 million (-0.8%) on the last quarter of the previous year. As a percentage of the Company’s total sales, the gross margin remains at a healthy level of 24.6% and higher than the 24.2% in the fourth quarter of 2006.

The following are the main factors explaining this higher operating income in the first quarter of 2007 compared with the fourth quarter of 2006:

Boards
•
Both particleboards and MDF benefited from a price increase (+5.6% and +5.5%, respectively), which enabled the Company to continue with a healthy consolidated gross margin. This more than offset the higher board production costs in the fourth quarter of 2006, mainly for resins and power (accounting for approximately 43.8% of the total board cost) and for wood.

Solid Wood
•
There was a drop in the margins of the fingerjoint and MDF mouldings business in the period, due to a price decrease in the US market (-17.1% and -8.2%), besides a lower volume of MDF mouldings (-28.7%) in that market. These decreases were in addition to some cost increases related to the increase in the price of wood and US$ 1.0 million in non recurring costs related to the closure of the Charleston plant (i.e. inventory write-offs and headcount reduction expenses).

The sales and administrative expenses to sales ratio improved, dropping from 16.1% in the fourth quarter of 2006 to 14.2% in the first quarter of 2007.

Sales and administrative expenses amounted to US$30.8 million, and were US$5.0 million (-13.9%) down on the fourth quarter of 2006, largely explaining the better consolidated operating income. The lower sales and administrative expenses in the first quarter of 2007 compared with the fourth quarter of 2006 are explained by the fact that in the fourth quarter of 2006 sales and administrative expenses were extremely high due to non-recurrent adjustments (US$2.5 million). The non-recurrent expenses amounted to US$1.1 million in the first quarter of 2007 and mainly involved re-routing two sawn lumber shipments from Mexico to other markets in Central America.

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EBITDA

Q1’07 versus Q1’06
In line with the increase in sales, mainly driven by the furniture board business (MDF and PB) and despite raw material cost pressures and the higher sales and administrative expenses, the Company’s EBITDA was up US$0.8 million (+2.0%), amounting to US$39.0 million. The EBITDA margin on sales remained stable at 18.0% for both periods.

Q1’07 versus Q4’06
In keeping with the better operating income, the Company had a higher operating cash flow generation (EBITDA) than that in the fourth quarter of 2006. The first quarter EBITDA was US$39.0 million, which was an increase of US$3.7 million (+10.4%). The EBITDA margin on sales increased from 15.9% in the previous quarter to 18.0%, mainly due to lower sales and administrative expenses.

NON-OPERATING INCOME

Q1’07 versus Q1’06
Non-operating income plunged US$4.7 million (-38.6%) on the first quarter of 2006 amounting to -US$16.8 million. This is mainly explained by higher other non-operating disbursements, which increased by US$4.6 million (+143.3%) from -US$3.2 million in the first quarter of 2006 to US$7.7 million in the first quarter of 2007. These higher expenses were mainly due to (i) the indemnity and the repair of a sawmill in Venezuela in the process of being returned to Proforca (CVG Productos Forestales de Oriente, C.A. is a state-owned company and is the largest player in Venezuela’s forestry sector), totaling US$2.3 million, (ii) closure of the Charleston MDF mouldings plant (US$1.9 million) and (iii) the fire of 1,171 hectares of planted forests in Chile in January 2007, which meant the Company had to acknowledge the estimated loss (US$2.1 million).

Financial expenses were down US$2.1 million (-19.5%) from US$10.6 million in the first quarter of 2006 to US$8.5 million in the first quarter of 2007. This is explained by the drop in the Company’s total financial debt and in the interest rate related to this debt.

Q1’07 versus Q4’06
Non-operating income amounted to -US$16.8 million, which was a drop of US$6.7 million on the -US$10.1 million of the fourth quarter of 2006. This is mainly explained by the lower non-operating earnings, which fell by US$3.9 million (-92.7%) from US$4.2 million in the fourth quarter to US$0.3 million in the first quarter of 2007. This decrease is largely explained by the reverse of provisions for idle goods in Chile of US$3.0 million in the fourth quarter of 2006. Moreover, there was a lower financial income of US$4.1 million. These negative effects were in part offset by the lower financial expenses (see below).

Financial expenses were down US$0.8 million (-8.9%) from US$9.3 million in the fourth quarter to US$8.5 million in the first quarter of 2007. This is explained by the lower amount of average financial debt in the first quarter of 2007 compared with the fourth quarter of 2006.

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NET INCOME

Q1’07 versus Q1’06
Net income amounted to US$3.2 million and surged US$2.1 million (+177.3%). This increase is mainly explained by the higher operating income and the lower income tax (-US$1.5 million) and greater minority interest (+US$1.9 million), which offset the lower non-operating income.

Q1’07 versus Q4’06
Net income was US$3.2 million and was down US$7.2 million (-68.9%). This drop is mainly explained by the lower non-operating income, mainly arising from lower financial income (-US$4.1 million), lower other non-operating income (-US$3.9 million) and higher income tax (+US$6.4 million). Higher income tax is mainly explained by higher deferred income taxes and, to a large extent, does not correspond to cash outflows.

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CONSOLIDATED BALANCE SHEET

ASSETS (March 31, 2007 versus March 31, 2006)
The Company’s total assets amount to US$2,037.9 million as of March 31, 2007, which is a 1.9% year-on-year increase.

Current Assets
These amount to US$507.7 million, which is a US$48.0 million (-8.6%) drop on March 31, 2006. This decrease is mainly explained by lower time deposits (-US$54.6 million) and inventories (-US$8.6 million), which offset the increases in account receivables (+US$15.3 million) and other receivables (+US$7.7 million). Current assets mainly consist of cash and cash equivalents (time deposits and marketable securities) amounting to US$50.8 million, account receivables of US$136.5 million, inventories of US$198.6 million and recoverable taxes of US$61.7 million.

The Company had a suitable operating performance in the first quarter ending March 31, 2007, compared with the same period in 2006:

	Q1’07	Q1’06
(i) Accounts Receivable Turnover (times)	2.78	2.99
(ii) Inventory Turnover (times)	0.85	0.80
(iii) Operating Working Capital/Sales (%)	34.6	35.5

Fixed Assets
These amount to US$1,547.2 million, which was a US$82.2 million (+5.6%) increase on March 31, 2006. This increase is mainly explained by the higher other fixed assets net of depreciation (+88.8 million), which is largely explained by the higher forestry asset appraisal (+51.9 million) and construction works (MDF plant) (+41.6 million). This increase offset the drop in machinery and equipment net of depreciation (-US$20.3 million). Fixed assets mainly consist of machinery and equipment net of depreciation amounting to US$536.6 million and plantations (stated in other fixed assets) of US$614.3 million.

The investment in fixed assets in the twelve-month period ending March 31, 2007, amounted to US$18.8 million, accounting for 154% of the depreciation in the period.

Other Assets
These amount to -US$17.1 million, and improved on the -US$20.6 million of the first quarter of 2006.

LIABILITIES (March 31, 2007 versus March 31, 2006)
Total assets amounted to US$840.4 million, which was a decrease of US$0.4 million (-0.04%) on the total assets as of March 31, 2006.

Banks
Masisa S.A.’s debt with financial institutions amounts to US$296.8 million, which was a US$29.3 million (-9.0%) drop on March 31, 2006. This decrease is mainly explained by the reduction of bank debt in Chile of US$10.6 million, in Venezuela of US$9.7 million and other affiliates of US$9.0 million. The proceeds used to pay these debts mainly came from the generation of own cash and to a lower extent from loans and capital increases made in the first quarter of 2006.

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Bonds
Masisa S.A.’s bonds amount to US$308.7 million, which was a US$21.5 million (-6.5%) decrease on March 31, 2006. This drop is mainly explained by the start of capital amortization of the A series bonds of UF2 500,000 (approximately US$17.1 million) and the May 2006 amortization of one installment of a private placement of US$9.0 million.

Masisa S.A.’s Financial Debt Amortization Structure at March 31, 2007

Note: The amounts may differ from the information submitted in the Uniformly Coded Statistical Record (FECU), due to the book appreciation of the bonds and to accrued and unpaid interest, which are included in the FECU. Moreover, they are stated here at the net value at an exchange rate of US$1 = CLP$539.21.

The 2007 debt amortizations include local loan amortizations of US$59.1 million in Venezuela, which have a 1-year term and which the Company has been systematically refinancing since last year, steadily improving the conditions.

SHAREHOLDERS’ EQUITY (March 31, 2007 versus March 31, 2006)
Masisa S.A.’s shareholders’ equity amounts to US$1,182.1 million as of March 31, 2007, which is an increase of US$45.3 million (+4.0%) on March 31, 2006.

Paid-in Capital
The paid-in capital amounts to US$812.9 million, which is a decrease of US$1.0 million (-0.1%) on March 31, 2006.

Other Reserves
These are US$212.1 million, which is an increase of US$26.2 million (+14.1%). This account is mainly the forestry reserve, which amounts to US$201.1 million. This increase is explained by a higher difference between the appraisal value of forestry plantations and their respective historical cost.

Retained Net Income
This amounts to US$157.2 million, which is an increase of US$20.1 million (+14.6%). This increase is explained by the higher accumulated net income, which rose by US$18.0 million (+21.3%). Such increase went hand in hand with a higher net income for the 3-month period ending on March 31, 2007, amounting to US$3.2 million against the US$1.2 million at March 31, 2006, i.e., an increase of US$2.1 million (+177.3%).

2 Chilean nonmonetary inflation-indexed unit.
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FINANCIAL OVERVIEW

First quarter ended March 31, 2007:

The table below shows the Company’s main consolidated financial figures in the quarter and the year-on-year percentage change.

	Quarter ended
	Mar 31st,	Mar 31st,	Variation
	2007	2006	%
	(in millions of US$)

Sales	216.5	212.6	1.9%
Gross Margin	53.5	47.3	12.9%
Selling and Administrative Expenses	(30.8)	(28.1)	9.7%
Operating Income	22.7	19.3	17.6%
Net Income for the Period	3.2	1.2	-177.3%

Depreciation + Amortization	12.3	12.8	-3.3%

Depletion(1)	4.0	6.3	-35.3%
EBITDA	39.0	38.3	2.0%
Earnings per Share (US$) (2)	0.0006	0.0002	177.5%
Earnings per ADS (US$) (2)	0.03	0.01	177.5%
(1)	Corresponds to the sold/consumed saw log cost in the period which does not represent cash flow.

(2)	One ADS is equivalent to 50 common shares. The ADS of Masisa (former Terranova) started to be traded on August 5, 2005.

Note: For rounding-up effects, the sum of the figures stated may differ from the total.

Three-month period ended March 31, 2007:

The table below shows the Company’s main consolidated financial figures for the quarter ended March 31, 2007 and the year-on-year percentage change.

	Aggregate
	Mar 31st,	Mar 31st,	Variation
	2007	2006	%
	(in millions of US$)

Income	216.5	212.6	1.9%
Gross Margin	53.5	47.3	12.9%
Selling and Administrative Expenses	(30.8)	(28.1)	9.7%
Operating Income	22.7	19.3	17.6%
Net Income for the Period	3.2	1.2	177.3%

Depreciation + Amortization	12.3	12.8	-3.3%

Depletion(1)	4.0	6.3	-35.3%
EBITDA	39.0	38.3	2.0%
Earnings per Share (US$) (2)	0.0006	0.0002	177.5%
Earnings per ADS (US$) (2)	0.03	0.01	177.5%
(1)	Corresponds to the sold/consumed saw log cost in the period which does not represent cash flow.

(2)	One ADS is equivalent to 50 common shares. The ADS of Masisa (former Terranova) started to be traded on August 5, 2005.

Note: For rounding-up effects, the sum of the figures stated may differ from the total.

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Information by Geographic Segment:
The table below describes the main company segments, according to the origin of sales for the indicated periods.
	Quarter ended		Aggregate
	Mar 31st,	Mar 31st,	Mar 31st,	Mar 31st,
	2007	2006	2007	2006
	(in millions of US$)		(in millions of US$)

Net Sales
Chile	75.8	73.6	75.8	73.6
Brazil	49.9	50.2	49.9	50.2
Venezuela	41.1	26.8	41.1	26.8
Mexico	20.7	30.5	20.7	30.5
USA	38.8	51.3	38.8	51.3
Colombia	29.9	27.8	29.9	27.8
Argentina	7.7	6.2	7.7	6.2
Ecuador	6.7	5.0	6.7	5.0
Peru	2.8	2.5	2.8	2.5
Others (1)	(57.0)	(61.2)	(57.0)	(61.2)
Total	216.5	212.6	216.5	212.6

Gross Margin
Chile	16.1	13.8	16.1	13.8
Brazil	11.6	10.3	11.6	10.3
Venezuela	8.3	4.6	8.3	4.6
Mexico	3.8	4.3	3.8	4.3
USA	0.8	3.4	0.8	3.4
Colombia	8.2	7.3	8.2	7.3
Argentina	2.0	1.4	2.0	1.4
Ecuador	1.7	1.4	1.7	1.4
Peru	0.9	0.7	0.9	0.7
Others (1)	0.0	0.2	0.0	0.2
Total	53.5	47.3	53.5	47.3

Operating Income
Chile	3.8	4.2	3.8	4.2
Brazil	6.7	6.2	6.7	6.2
Venezuela	3.9	0.2	3.9	0.2
Mexico	1.1	1.5	1.1	1.5
USA	(1.3)	(0.1)	(1.3)	(0.1)
Colombia	5.8	5.1	5.8	5.1
Argentina	1.3	0.9	1.3	0.9
Ecuador	1.0	0.8	1.0	0.8
Peru	0.5	0.4	0.5	0.4
Others (1)	0.0	0.2	0.0	0.2
Total	22.7	19.3	22.7	19.3

Depreciation + Amortization
Chile	3.8	3.9	3.8	3.9
Brazil	3.3	3.2	3.3	3.2
Venezuela	2.6	2.9	2.6	2.9
Mexico	0.4	0.5	0.4	0.5
USA	0.1	0.1	0.1	0.1
Colombia	2.1	2.1	2.1	2.1
Argentina	0.0	0.0	0.0	0.0
Ecuador	0.0	0.0	0.0	0.0
Peru	0.0	0.0	0.0	0.0
Others (1)	0.0	0.0	0.0	0.0
Total	12.3	12.8	12.3	12.8

Depletion
Chile	2.0	3.1	2.0	3.1
Brazil	1.1	1.9	1.1	1.9
Venezuela	0.8	0.9	0.8	0.9
Mexico	0.0	0.0	0.0	0.0
USA	0.0	0.0	0.0	0.0
Colombia	0.2	0.4	0.2	0.4
Argentina	0.0	0.0	0.0	0.0
Ecuador	0.0	0.0	0.0	0.0
Peru	0.0	0.0	0.0	0.0
Others (1)	0.0	0.0	0.0	0.0
Total	4.0	6.3	4.0	6.3

 (1): Inter-Company sales adjustments.
Note: For rounding-up effects, the sum of the figures stated may differ from the total.

13 / 22

Sales by Country:

The table below shows the breakdown of consolidated sales by product export market for the periods indicated.

Note: The amounts differ from income by geographical segment outlined on page 13, due to inter-company sales and exports.

	Quarter ended			Aggregate
	Mar 31st,	Mar 31st,	Variation	Mar 31st,	Mar 31st,	Variation
	2007	2006	%	2007	2006	%
	(in millions of US$)			(in millions of US$)
United States	40.8	57.4	-28.8%	40.8	57.4	-28.8%
Chile	34.3	37.5	-8.6%	34.3	37.5	-8.6%
Brazil	41.7	34.7	20.1%	41.7	34.7	20.1%
Mexico	23.3	30.5	-23.7%	23.3	30.5	-23.7%
Venezuela	29.4	17.0	72.7%	29.4	17.0	72.7%
Argentina	17.9	14.8	21.5%	17.9	14.8	21.5%
Colombia	7.7	6.2	24.3%	7.7	6.2	24.3%
Peru	6.7	5.0	35.3%	6.7	5.0	35.3%
Ecuador	2.8	2.5	14.4%	2.8	2.5	14.4%
Others	11.8	7.0	67.9%	11.8	7.0	67.9%
Total	216.5	212.6	1.9%	216.5	212.6	1.9%

Note: For rounding-up effects, the sum of the figures stated may differ from the total.

The table below shows the percentage breakdown of consolidated sales by product export market for the periods indicated.

	Quarter ended		Aggregate
	Mar 31st,	Mar 31st,	Mar 31st,	Mar 31st,
	2007	2006	2007	2006
United States	18.9%	27.0%	18.9%	27.0%
Chile	15.8%	17.7%	15.8%	17.7%
Brazil	19.3%	16.3%	19.3%	16.3%
Mexico	10.8%	14.4%	10.8%	14.4%
Venezuela	13.6%	8.0%	13.6%	8.0%
Argentina	8.3%	6.9%	8.3%	6.9%
Colombia	3.6%	2.9%	3.6%	2.9%
Peru	3.1%	2.3%	3.1%	2.3%
Ecuador	1.3%	1.2%	1.3%	1.2%
Others	5.4%	3.3%	5.4%	3.3%
Total	100%	100%	100%	100%

Note: For rounding-up effects, the sum of the figures stated may differ from the total.

14 / 22

Sales by Product:

The table below shows a breakdown of the Company’s consolidated sales by type of product for the periods indicated.

	Quarter ended			Aggregate
	Mar 31st,	Mar 31st,	Variation	Mar 31st,	Mar 31st,	Variation
	2007	2006	%	2007	2006	%
	(in millions of US$)			(in millions of US$)

MDF	86.3	73.0	18.2%	86.3	73.0	18.2%
Particle Boards	48.9	44.7	9.5%	48.9	44.7	9.5%
Finger-joint mouldings	18.6	21.9	-15.0%	18.6	21.9	-15.0%
Sawn Wood	14.1	18.9	-25.3%	14.1	18.9	-25.3%
MDF mouldings	11.2	13.6	-17.7%	11.2	13.6	-17.7%
OSB	10.1	16.5	-38.7%	10.1	16.5	-38.7%
Sawn Lumber	11.7	10.6	9.6%	11.7	10.6	9.6%
Solid Wood Doors	8.5	9.1	-6.9%	8.5	9.1	-6.9%
Others Products	7.1	4.2	69.7%	7.1	4.2	69.7%

Total	216.5	212.6	1.9%	216.5	212.6	1.9%

Note: For rounding-up effects, the sum of the figures stated may differ from the total.

The table below shows a breakdown of the cubic meters sold by type of product, related to the consolidated sales of the Company’s main products for the periods indicated.

	Quarter ended			Aggregate
	Mar 31st,	Mar 31st,	Variation	Mar 31st,	Mar 31st,	Variation
	2007	2006	%	2007	2006	%
	(thousands of m3)			(thousands of m3)

MDF	229.9	245.1	-6.2%	229.9	245.1	-6.2%
Particle Boards	179.5	190.4	-5.7%	179.5	190.4	-5.7%
Finger-joint mouldings	44.9	49.7	-9.7%	44.9	49.7	-9.7%
Sawn Lumber	62.7	92.7	-32.4%	62.7	92.7	-32.4%
MDF mouldings	27.3	36.4	-24.8%	27.3	36.4	-24.8%
OSB	45.8	72.1	-36.5%	45.8	72.1	-36.5%
Saw Logs	372.8	382.0	-2.4%	372.8	382.0	-2.4%
Solid Wood Doors	8.7	10.2	-15.0%	8.7	10.2	-15.0%
Others Products	241.5	199.7	20.9%	241.5	199.7	20.9%
Total	1,213.1	1,278.4	-5.1%	1,213.1	1,278.4	-5.1%

Note: For rounding-up effects, the sum of the figures stated may differ from the total.

15 / 22

Breakdown of Production Costs:

The table below shows a percentage breakdown of the average consolidated production costs for bare (without melamine) particleboards, MDF and OSB, for the periods indicated.

	Quarter ended		Aggregate
	Mar 31st,	Mar 31st,	Mar 31st,	Mar 31st,
	2007	2006	2007	2006

Chemicals	35.1%	35.8%	35.1%	35.8%
Wood	23.8%	23.3%	23.8%	23.3%
Depreciation	8.9%	10.8%	8.9%	10.8%
Energy	8.7%	8.4%	8.7%	8.4%
Personnel	7.9%	7.6%	7.9%	7.6%
Others	15.5%	14.0%	15.5%	14.0%
Total	100.0%	100.0%	100.0%	100.0%

Note: For rounding-up effects, the sum of the figures stated may differ from the total.

The table below shows a percentage breakdown of the average consolidated production costs for doors, finger-joint mouldings and sawn lumber, for the periods indicated.

	Quarter ended		Aggregate
	Mar 31st,	Mar 31st,	Mar 31st,	Mar 31st,
	2007	2006	2007	2006

Wood	35.1%	37.8%	35.1%	37.8%
Personnel	23.7%	23.2%	23.7%	23.2%
Services	13.0%	13.1%	13.0%	13.1%
Materials and Raw Materials	7.6%	9.0%	7.6%	9.0%
Depreciation	7.4%	7.5%	7.4%	7.5%
Energy	3.5%	3.1%	3.5%	3.1%
Others	9.8%	6.3%	9.8%	6.3%
Total	100.0%	100.0%	100.0%	100.0%

Note: For rounding-up effects, the sum of the figures stated may differ from the total.

16 / 22

MASISA S.A. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

	Aggregate
CONSOLIDATED INCOME STATEMENTS	Mar 31st,	Mar 31st,
	2007	2006
	(in thousands of US$)

Operating Income	216,513	212,575
Operating Costs (less)	(163,049)	(165,232)
OPERATING MARGIN	53,464	47,343
Selling and Administrative Expenses (less)	(30,807)	(28,072)
OPERATING INCOME	22,657	19,271
Financial Income	826	1,536
Financial expenses (less)	(8,500)	(10,558)
Net financial expenses	(7,674)	(9,022)
Net income related company investments	19	153
Loss related company investments (less)	0	0
Net earnings related company investments	19	153
Other non-operating income	307	298
Other non-operating expenses (less)	(7,743)	(3,182)
Amortization of goodwill (less)	(21)	(21)
Currency correction	111	165
Exchange differences	(1,782)	(502)
NON-OPERATING INCOME	(16,783)	(12,111)
Income before income taxes and extraordinary items	5,874	7,160
Income tax	(8,326)	(9,826)
Extraordinary items	0	0
Net Income (loss) before minoritary interest	(2,452)	(2,666)
Minoritary interest	4,552	2,694
Net Income (loss)	2,100	28
Amortization of negative goodwill	1,136	1,139
NET INCOME (LOSS) FOR THE PERIOD	3,236	1,167

Note: For rounding-up effects, the sum of the figures stated may differ from the total.

17 / 22

MASISA S.A. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

	Aggregate
CONSOLIDATED BALANCE	Mar 31st,	Mar 31st,
	2007	2006
	(in thousands of US$)
ASSETS
CURRENT ASSETS:
Cash and equivalents	7,724	13,927
Time deposits	30,868	85,473
Negotiable securities (net)	12,249	10,856
Sales debtors (net)	136,531	121,242
Documents receivables (net)	9,245	12,690
Sundry debtors (net)	26,654	18,948
Documents and accounts receivables to related companies	6,964	6,096
Inventories (net)	198,637	207,189
Recoverable taxes	61,703	60,693
Anticipated paid expenses	9,042	9,841
Differed taxes	5,316	2,430
Other current assets	2,771	6,340
Total Current assets	507,704	555,725
FIXED ASSETS:
Lands	142,894	131,997
Construction and infrastructure works	220,343	211,076
Machinery and equipments	849,473	830,624
Others fixed assets	759,019	670,928
Higher value for technical reappraisal of fixed assets	7,390	7,390
Depreciation (less)	(431,845)	(386,903)
Total Fixed assets	1,547,274	1,465,112
OTHERS ASSETS:
Related company investments	4,385	4,212
Other company investments	201	205
Lower value of investments	1,144	1,228
Higher value of investments (less)	(57,102)	(61,876)
Long term debtors	5,615	5,519
Long term documents and accounts receivable to related companies	0	0
Long term differed taxes	0	0
Intangibles	1,126	121
Amortization (less)	-214	-21
Others	27,770	30,023
Total Others Assets	(17,075)	(20,589)
TOTAL ASSETS	2,037,903	2,000,248

Note: For rounding-up effects, the sum of the figures stated may differ from the total.

18 / 22

MASISA S.A. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
	Aggregate
CONSOLIDATED BALANCE	Mar 31st,	Mar 31st,
	2007	2006
	(in thousands of US$)
LIABILITIES
CURRENT LIABILITIES:
Short term obligations with banks and financial institutions	71,569	51,412
Long term obligations with banks and financial institutions - short term portion	63,497	55,051
Obligations to the public - short term portion (bonds)	36,443	32,261
Long term obligations with one-year maturity	0	0
Dividends payable	467	561
Accounts payable	65,057	58,063
Documents payable	831	822
Sundry creditors	3,032	2,138
Documents and accounts payable to related companies	9,524	3,566
Provisions	31,543	19,994
Retentions	14,464	18,346
Income tax	10,956	10,258
Incomes received in advance	26	759
Others current liabilities	271	539
Total Current Liabilities	307,680	253,770
LONG TERM LIABILITIES:
Obligations with banks and financial institutions	161,709	219,622
Long term obligations to the public (bonds)	272,253	297,978
Long term sundry creditors	67	227
Long term provisions	1,661	1,422
Long term differed taxes	77,487	45,523
Others long term liabilities	19,535	22,225
Total Long Term Liabilities	532,712	586,997
MINORITARY INTEREST:	15,362	22,665
NET WORTH:
Paid in capital	812,880	813,846
Capital revalorization reserve	0	0
Overpricing in sale of treasury shares	0	0
Other reserves	212,052	185,816
Retained earnings	157,217	137,154
Future dividend reserves	51,424	51,424
Earnings aggregate	102,557	84,563
Loss aggregate (less)	0	0
Net income (loss) for the period	3,236	1,167
Provisory Dividends (less)	0	0
Aggregate deficit for development period	0	0
Total Net Worth	1,182,149	1,136,816
TOTAL LIABILITIES	2,037,903	2,000,248

Note: For rounding-up effects, the sum of the figures stated may differ from the total.

19 / 22

MASISA S.A. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
	Aggregate
CASH FLOW STATEMENT - DIRECT	Mar 31st,	Mar 31st,
	2007	2006
	(in thousands of US$)

FLOW ORIGINATED BY OPERATING ACTIVITIES:
Sales debtors collection	310,957	230,721
Financial income received	2,039	1,668
Dividends and other distributions received	0	0
Other incomes received	7,830	4,520
Supplier and personnel payment (less)	(274,716)	(202,366)
Interests paid (less)	(2,269)	(15,442)
Income tax paid (less)	(2,664)	(4,201)
Other expenses paid (less)	(519)	(788)
VAT and similar others paid (less)	(10,074)	(11,099)
Net Flow Originated by Operating Activities	30,584	3,013
FLOW ORIGINATED BY FINANCING ACTIVITIES:
Payment shares placement	0	44,011
Loans granted	37,444	115,236
Obligations to the public	0	172,720
Documented loans to related companies	0	0
Others loans granted to related companies	0	0
Other financing sources	0	877
Dividend payment (less)	0	0
Capital distribution (less)	0	0
Loan payment (less)	(43,388)	(116,582)
Obligations to the public payment(less)	0	(151,893)
Documented loans to related companies payment (less)	0	0
Others loans granted to related companies payment (less)	(480)	(344)
Emission and share placement expenses payment (less)	0	0
Emission and obligations to the public placement expenses payment (less)	0	(4,243)
Others financing disbursements (less)	0	0
Net Flow Originated by Financing Activities	(6,424)	59,782
FLOW ORIGINATED BY INVESTMENT ACTIVITIES:
Fixed asset sales	0	1,615
Permanent investment sales	0	0
Other investment sales	874	195
Documented loans to related companies collection	0	0
Other loans to related companies collection	0	0
Others investment income	(508)	0
Fixed assets incorporation (less)	(18,795)	(18,130)
Capitalized interests payment (less)	(1,085)	(1,152)
Permanent investments (less)	0	(24,340)
Financial instrument investments (less)	(835)	0
Documented loans to related companies (less)	0	0
Others loans to related companies (less)	0	0
Others investment disbursements (less)	0	0
Net Flow Originated by Investment Activities	(20,349)	(41,812)
TOTAL NET FLOW FOR THE PERIOD:	3,811	20,983
Inflation effect over cash and cash equivalents	(19)	(6,212)
Net variation of cash and cash equivalents	3,792	14,771
Initial balance of cash and cash equivalents	47,049	97,858
FINAL BALANCE OF CASH AND CASH EQUIVALENTS	50,841	112,629

Note: For rounding-up effects, the sum of the figures stated may differ from the total.

20 / 22

MASISA S.A. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

	Aggregate
FLOW-INCOME CONCILIATION	Mar 31st,	Mar 31st,
	2007	2006
	(in thousands of US$)
ASSET SALE INCOME	3,236	1,167
Asset sale income:
(Net Income) Loss in fixed asset sales	28	(51)
Net Income in investment sales (less)	0	0
Loss in investment sales	0	0
(Net Income) Loss in others asset sales	0	0
Asset sales income	28	(51)
CHARGES (INCOME) TO INCOME WHICH DOES NOT REPRESENT CASH FLOW
Depreciation for the period	12,232	12,590
Intangibles amortization	98	162
Punishments and provisions	3,688	3,517
Net income paid for investments in related companies (less)	19	(153)
Loss paid for investments in related companies	0	0
Amortization of goodwill	21	21
Amortization of negative goodwill (less)	(1,136)	(1,139)
Net currency correction	(111)	0
Net exchange difference	1,782	337
Other income to income which does not represent cash flow (less)	(2,848)	0
Other charges to income which does not represent cash flow	4,048	7,025
Cargos (Charges) to income which does not represent cash flow	17,793	22,360
VARIATION OF ASSET WHICH AFFECT CASH FLOW:
Sale debtors	(11,085)	(21,238)
Inventories	1,486	7,984
Other assets	(16,903)	(12,046)
Variation of assets which affect cash flow increase (decrease)	(26,502)	(25,300)
VARIATION OF LIABILITIES WHICH AFFECT CASH FLOW
Accounts payable related to operating income	23,705	(3,056)
Interests payable	1,298	249
Income tax payable (net)	2,614	2,642
Other accounts payable related to non operating income	5,901	1,722
VAT and similar others payable (net)	7,063	5,974
Variation of liabilities which affect cash flow increase (decrease)	40,581	7,531
Net income (Loss) of minoritary interest	(4,552)	(2,694)
NET FLOW ORIGINATED BY OPERATING ACTIVITIES	30,584	3,013

Note: For rounding-up effects, the sum of the figures stated may differ from the total.

21 / 22

Forecasts and Estimates

This press release may contain forecasts, which are different statements from historical facts or current conditions, and include the management’s current vision and estimates of future circumstances, industry conditions and the Company’s performance. Some forecasts may be identified by the use of terms such as “may,” “should,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “forecasts” and other similar expressions. Statements about future market share, projected future competitive strengths, the implementation of significant operating and financial strategies, the direction of future operations, and the factors or trends affecting financial conditions, liquidity, or operating income are examples of forecasts. Such statements reflect the current management vision and are subject to various risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. These statements are made based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could lead to the current results of Masisa, and the projected Company activities, to materially differ from current expectations.

22 / 22

Item 1. Earnings release issued by Masisa S.A. on April 27, 2007:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2007

Masisa S.A.

By:	/s/ Patricio Reyes
Patricio Reyes General Counsel